SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 10, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated June 10, 2020, The Company communicates that it has signed yesterday, with an unrelated third party, the transfer of the right to deed with the delivery of possession of two medium-height floors of the tower under construction “200 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 2,430 sqm and 16 parking slots located in the buding.

The transaction price was set at approximately USD 16.9 million (USD/sqm 6,940), which had already been paid.

After this transaction, IRSA PC retains its rights for 24 floors of the building with an approximate rental area of 28,000 sqm, in addition to parking slots and other complementary spaces.

The financial result of this operation will be recognized in the Company's Financial Statements for the fourth quarter of FY 2020.

The “200 Della Paolera” building, which will have GOLD LEED Certification, will consist of 35,000 sqm of GLA in 30 floors of offices and 316 parking slots and is located in one of the most premium corporate areas of the City of Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 10, 2020